June 25, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Attn:Ethan Horowitz, Accounting Branch Chief

Office of Natural Resources

Re:Patterson-UTI Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 20, 2018

Form 10-Q for Fiscal Quarter Ended March 31, 2018

Filed May 1, 2018

Supplemental Response dated April 25, 2018

File No. 0-22664

Dear Mr. Horowitz:

Set forth below are the responses of Patterson-UTI Energy, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 11, 2018 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed with the Commission on February 20, 2018 (the “Form 10-K”), the Company’s Form 10-Q for the fiscal quarter ended March 31, 2018 (the “Form 10-Q”) and the Company’s supplemental response dated April 25, 2018 (the “Supplemental Response”).

For your convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements

Note 14. Business Segments, page F-33

Securities and Exchange Commission

June 25, 2018

1.

Consistent with your response to prior comment 4, clarify your disclosure to address the extent to which service offerings contribute to your operating segments. For example, disclosure in your Form 10-K states that pressure pumping services are primarily well stimulation services, cementing services for the completion of new wells, and remedial work on existing wells, but your response indicates that well stimulation services alone account for more than 97% of the revenue for this segment.

RESPONSE:

We acknowledge the Staff’s comment.  In our future filings with the Commission, including our next Form 10-K, we will clarify our disclosure to address the extent to which service offerings contribute to our operating segments similar to the following (underlined text reflects additions to the referenced Form 10-K disclosure; strike-throughs represent deletions from the referenced Form 10-K disclosure; revisions below assume no material changes to the contributions of service offerings to our pressure pumping segment):

Pressure Pumping — The Company provides pressure pumping services to oil and natural gas operators primarily in Texas and the Mid-Continent and Appalachian regions.  Substantially all of the revenue in the pressure pumping segment is from ~~Pressure pumping services are primarily~~ well stimulation services (such as hydraulic fracturing) ~~and cementing services~~ for the completion of new wells and remedial work on existing wells.  Well stimulation involves processes inside a well designed to enhance the flow of oil, natural gas, or other desired substances from the well.  The Company also provides cementing services through its pressure pumping segment.  Cementing is the process of inserting material between the wall of the well bore and the casing to support and stabilize the casing.

Form 10-Q for Fiscal Quarter Ended March 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Management Overview, page 29

2.

You state that the addition of new technology drilling rigs to the market, combined with a reduction in the drilling of vertical wells, has resulted in excess capacity of older technology drilling rigs and that the utilization of some older technology drilling rigs has been hampered by their lack of capability to compete for work in unconventional resource plays. In light of these factors and your customers’ needs for drilling horizontal wells in shale and other unconventional resource plays, tell us about your evaluation of older technology drilling rigs pursuant to FASB ASC 360-10-35-21.

Securities and Exchange Commission

June 25, 2018

Include information in your response regarding your current expectations for demand for drilling services by rig type and a discussion of any significant changes in the marketability of older technology drilling rigs that have occurred in recent periods.

RESPONSE:

We acknowledge the Staff’s comment. We respectfully note for the Staff that the disclosure cited in the Staff’s comment was intended as a general commentary on industry trends and conditions. While some mechanical drilling rigs remain in the marketplace, the Company has already retired all of its mechanical drilling rigs (which were less capable of competing for work in unconventional resource plays). As disclosed in Note 4 of the Notes to Consolidated Financial Statements in our Form 10-K, the Company periodically evaluates its drilling rigs and assesses impairment based on the relevant accounting guidance, including FASB ASC 360-10-35-21.

Regarding demand for services by rig type, demand for “super-spec” rigs is currently strong, and the Company has completed eight major upgrades of rigs to super-spec classification during 2018 and has plans to complete at least four additional major upgrades during the year.  Demand for the Company’s non-super-spec rigs has remained relatively stable in the last year.  As discussed above, the Company has retired all of its mechanical rigs, and the Company believes that mechanical rigs will generally experience a lower level of demand as the industry continues to shift away from the drilling of vertical wells.

******

Securities and Exchange Commission

June 25, 2018

We look forward to answering any questions you may have on our responses and providing you with any additional information you may require. Please direct any questions or comments to me, at (281) 765-7100.

Very truly yours,

PATTERSON-UTI ENERGY, INC.

By:/s/ C. Andrew Smith

Name:C. Andrew Smith

Title:Executive Vice President and Chief

Financial Officer

cc:Seth D. Wexler, Senior Vice President, General Counsel and Corporate Secretary